Shanda Announces Appointment of Senior Vice President, Head of Tax

SHANGHAI, Sept. 20 /PRNewswire-Asia/ — Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda” or the “Company”), today announced the appointment of Mr. John Lee as Senior Vice President, Head of Tax.

Prior to joining Shanda, Mr. Lee was the partner in charge of the China tax department at KPMG, where he recently retired after a 35-year career. Mr. Lee advised multinational companies on international and Chinese tax planning strategies, corporate restructuring, initial public offerings, and mergers and acquisition transactions. He joined the Toronto office of KPMG in 1975 upon graduating from the University of Manitoba. He qualified as a Chartered Accountant in 1977 and was admitted as a tax partner of KPMG in 1985. He transferred to Hong Kong in 1994.

Mr. Lee was a co-editor of the Asia Pacific Taxation Journal, and has been a frequent speaker on China taxation topics at various conferences. For the last three years, he also lectured on International Tax Planning at Fudan University.

“We are delighted to welcome Mr. Lee to join Shanda as our Senior Vice President, Head of Tax,” commented Tianqiao Chen, Chairman, CEO, and President of Shanda Interactive. “Mr. Lee’s extensive cross-border management expertise is important to us as Shanda continues to expand in China and grow overseas. In addition, his 35 years of experience in corporate strategy, M&A and international tax issues is invaluable as Shanda continues its transformation into a leading interactive media group.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the success of any acquisitions or investments by the Company or any subsidiaries, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, the success of our online literature platform, the success of our online video operations, the signing and development of successful artist for our music business, and the success of our wireless value added business, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games to be released in 2010, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that our contract writers do not deliver appealing literature products, the risk that our online video website fails to attract advertisers or content providers, the risk that we fail to sign popular music artists or fail to continue to successful promote our existing artists, the risk that the laws and regulations in the PRC continue to prohibit or restrict offering of wireless valued added products, the risk that the Company fails to deliver continuous growth in 2010, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda”) is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Ku6, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, literature, film, television, mobile ringtones music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com .

For more information, please contact:

Shanda Interactive Entertainment Limited

Dahlia Wei, IR Associate Director

Elyse Liao, IR Senior Manager

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Christensen

China:

Paul Collins

Phone: +86-21-6468-0334

Email: pcollins@christensenir.com

United States:

Jerome Worley

Phone: +1-212-618-1978

Email: jworley@christensenir.com